EXHIBIT 21.1

Subsidiaries of the Registrant

Subsidiary	State of Incorporation

American Safety Insurance Company	Georgia
American Southern Insurance Company	Kansas
Bankers Fidelity Life Insurance Company	Georgia
xCalibre Risk Services, Inc.	Georgia